NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 11, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its unaudited financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2015.

The unaudited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Revenues	$4,596,741	$5,648,384	$11,468,425	$11,128,418
Gross profit	$1,374,302	$2,629,885	$4,341,404	$5,185,353
Income tax expense	$103,999	$343,800	$448,279	$768,140
Net and comprehensive income	$105,083	$1,080,846	$433,952	$2,304,421
EBITDA	$(7,245)	$1,459,510	$$1,690,588	$3,145,257
EPS (diluted)	$0.00	$0.02	$0.01	$0.05
Dividend paid	$1,377,653	$436,450	$1,377,653	$436,450

Financial performance has been impacted by the delay in the new PHMSA regulations, deteriorating economic conditions in the oil industry and various competitive factors that were addressed to ensure Kelso secures a larger market share from customers in the future. Investments in product and market development; pre-sales strategic and production infrastructure costs; and financial results for the three and six months ended June 30, 2015 that although diminished compared to previous periods are within management’s budgets to position the Company to deliver a full suite of rail tank car equipment in future periods.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2015 the Company had cash on deposit in the amount of $4,504,940, accounts receivable of $1,841,481, prepaid expenses of $337,264 and inventory of $7,454,888 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014. The Company’s current ratio at June 30, 2015 was a healthy 6.9:1 compared to 4.1:1 at December 31, 2014.

The working capital position of the Company at June 30, 2015 declined to $12,085,662 which includes $203,844 due to related parties compared to a working capital position of $12,868,325 which includes $728,554 due to related parties at December 31, 2014.

Net assets declined slightly to $16,394,651 at June 30, 2015 compared to $16,598,926 at December 31, 2014. At June 30, 2015 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The rules govern the retrofit of existing DOT 111 and CPC 1232 rail tank cars and the production of the new DOT-117 and TC-117 rail tank cars. The rules establish a minimum threshold for rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars during 2015. With regulatory certainty owners can now commit to their final design specifications for their new and existing tank cars. Tank cars can be ordered by customers that are compliant under the PHMSA guidelines and OEM production and retrofit schedules can be finalized in late 2015.

The new regulations have not been accepted by the industry without controversy. The railroads; oil companies; tank car owners and manufacturers; provincial, state and municipal governments; along with federal and industry regulators are currently embroiled in legal challenges to the new DOT-117 specifications. The industry, however, is realigning their business operations to comply with the new regulations commencing in the fourth quarter of 2015.

The transition to the DOT-117 specification is proving to be complex, costly and time consuming for the industry to implement. This will likely slow Kelso’s anticipated financial performance in 2015 to 2014 levels which is a recalculation from what the Company considered a reasonable projection at the beginning of 2015. This is due to various risk factors identified by management in previous discussions (including oil related orders being rescheduled to future periods) causing a slowdown in demand for our high-value products in the second and third quarters of 2015.

After October 1, 2015 we expect our revenues to improve as the government mandated retrofit of existing tank cars begins. In addition the Company has been expanding its commercial product catalogue and potential revenue per tank car is expected to increase in future periods as each tank car may include more types of Company products.

Although subjected to the same risk factors in 2015 the rail tank car manufacturers (OEM) have announced record backlog orders for new tank cars that will require 2 to 3 years to complete. Kelso is expected to benefit from these new orders as well as the anticipated mandatory retrofit of existing tank cars dictated by the PHMSA regulations.

Despite the deterioration of general economic conditions and crippling oil prices our financial health and ability to conduct business remains strong. Our capital needs continue to be financed from operations. Going forward we have positioned the Company to address all business opportunities for our products. Our objective is to continue to develop our business capabilities to improve financial performance and corporate value on behalf of our shareholders.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company after October 1, 2015 expects revenues to improve as the government mandated retrofit of existing tank cars begins; the Company’s expanded expanding commercial product catalogue can increase potential revenue per tank car in future periods; and Kelso is expected to benefit from record backlogs for new tank cars that will require 2 to 3 years to complete as well as the anticipated mandatory retrofit of existing tank cars dictated by the PHMSA regulations scheduled to commence in the fourth quarter of 2015. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com